SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         February 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: February 9, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

ALLIED GOLD LTD ACN 104 855 067 ABN 86 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

8 February 2005

Australian Stock Exchange
Company Announcements

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

Dear Sir/Madam,

THICK HIGH GRADE GOLD INTERSECTIONS FROM DRILLING
AT THE SOROWAR DEPOSIT

The Company is pleased to announce that thick, high-grade surface and near surface oxide gold intersections have been received from reverse circulation (“RC”) drilling at the southern portion of the Sorowar gold deposit on Simberi Island, eastern PNG. Results include;

•	45m at 6.26 g/t goldfrom 37m in RC 943 (from overall result of 90m at 3.38 g/t gold from surface).

•	37m at 3.15 g/t gold from 65m in RC 945 (from overall result of 109m at 1.32 g/t gold from surface).

•	20m at 4.01 g/t gold from surface in RC 941 (from overall result of 81m at 1.27 g/t gold from surface).

•	12m at 4.49 g/t goldfrom 12m in RC 942 (from overall result of 90m at 1.29 g/t gold from surface).

Sorowar Drilling Programme

On 25 November 2004, a 44 hole (3,560 metres) RC drilling programme commenced at the southern end of the Sorowar oxide gold deposit to further define and test extensions to mineralisation proximal to the currently designed pit.

Results received so far from this drilling programme support the Company’s view that the tonnage and grade of the Sorowar gold deposit are currently understated, giving the Company a high level of confidence that final pit optimisation studies will result in increased reserves and gold production.

This potential is clearly demonstrated by the results of drillholes RC933, RC944 and RC945 which were drilled from 25m to 35m to the west of the proposed Sorowar pit. The majority of the other drillhole intersections detailed in the Table (below) occur below the base of the previously designed Sorowar pit.

Significant results received to date:

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type

RC932	1,390	200	-60°/090°	0-80 (eoh)	80 @ 1.82	oxide 0-80m
			including	0-21	21 @ 2.84	oxide
			including	47-63	16 @ 4.68	oxide

RC933	1,410	180	-60°/090°	0-64 (eoh)	64 @ 0.62	oxide 0-26m
trans 26-31m
sulphide 31-64m
			including	0-20	20 @ 1.15	oxide

RC941	1,230	245	-60°/090°	0-81 (eoh)	81 @ 1.27	oxide 0-24m
trans 24-27m
oxide 27-81m
			including	0-20	20 @ 4.01	oxide
			including	28-30	2 @ 2.37	oxide
			including	36-44	8 @ 1.29	oxide

RC942	1,260	230	-60°/090°	0-90 (eoh)	90 @ 1.29	oxide 0-72m
trans 72-76m
oxide 76-80m
sulphide 80-90m
			including	0-55	55 @ 2.08	oxide
			with	12-24	12 @ 4.49	oxide

RC943	1,250	190	-60°/090°	0-90 (eoh)	90 @ 3.38	oxide 0-3m
sulphide 3-6m
oxide 9-92m
sulphide 82-90m
			including	37-82	45 @ 6.26	oxide
			with	61-70	9 @ 25.6	oxide

RC944	1,290	160	-60°/090°	0-80 (eoh)	80 @ 0.66	oxide and sulph
			including	7-12	5 @ 1.50	oxide
			including	44-80	36 @ 1.10	oxide and tr sulph

RC945	1,270	155	-60°/090°	0-109 (eoh)	109 @ 1.32	oxide and sulph
			including	7-16	9 @ 1.64	oxide and tr sulph
			including	65-102	37 @ 3.15	oxide and tr sulph

The proposed Sorowar pit was designed as part of a Feasibility Study by Lycopodium Pty Ltd (August 2003) into the establishment of an oxide gold mining project on Simberi Island. Notwithstanding, as a result of technical due diligence by Allied during 2004 it became apparent that significant additional potential exists at Sorowar to substantially increase the oxide resources with further exploration drilling.

Accordingly, during July-August 2004 a first pass extension and resource delineation drilling programme was carried out at Sorowar, returning numerous thick, robust grade intersections including;

•	100m at 4.06 g/t goldfrom surface in RC 888 including 39m at 9.81 g/t gold from 38m.

•	100m at 2.10 g/t gold from surface in RC 887 including 79m at 2.47 g/t gold from 12m.

•	120m at 1.73 g/t goldfrom surface in RC 886 including 44m at 3.84 g/t gold from 76m.

This drilling programme was successful in identifying significant gold mineralised zones outside of the proposed Sorowar pit and the Company commenced follow-up drilling at Sorowar on 25 November 2004.

After completion of the current (second phase) drilling programme, the third and final phase of RC drilling at Sorowar will be carried out to upgrade the resource status of mineralisation in the northern portion of the deposit and to further delineate and define mineralised extensions on the north and east sides of the proposed Sorowar pit.

To best achieve this outcome in the most expedient timeframe, the drilling equipment is undergoing modifications which will enable double-shift production rates to be achieved during February/March 2005. These drilling rates should allow the company to receive all of the requisite assay data in April, thus enabling the company to determine final oxide pit dimensions for project development.

Sorowar Resource and Reserve Studies

As a result of the first pass drilling programme (July-August 2004), Allied engaged Golder Associates to construct a resource model and perform an open-pit optimisation study for the Sorowar deposit by upgrading the existing Sorowar drilling database with the results of the Phase 1 programme.

Results from the kriged block model are tabulated below:

Sorowar Oxide Gold Resources (at 0.5 g/t Au cutoff)

Category	Million Tonnes	Gold Grade (g/t)	Ounces

Measured	6.2	1.34	268,000
Indicated	3.2	1.26	128,000
Inferred	4.0	1.15	149,000
TOTAL	13.4	1.26	545,000
(Source: Golder Associates Block Model — January 2005)

As a result of this study, a resource upgrade of 42%, representing an additional 161,000 ounces of gold, has been achieved when compared with the previous Sorowar resource estimate of 10.9 Mt at 1.10g/t Au for 384,000 ounces (at 0.5 g/t Au cutoff).

It is expected that the current Phase 2 extension and infill drilling programme will further increase the dimensions of the Sorowar gold resource, ultimately resulting in increased reserves and gold production. Accordingly, mining reserve and feasibility studies are being commissioned for completion as soon as the final results from drilling are received by the Company.

Total oxide gold resources identified to date in ML 136 on Simberi Island are;

•	Oxide Resources Measured, indicated and inferred (free milling-type — 0.5 g/t Au cutoff) 22.2 million tonnes at 1.24g/t Au (887,000 ounces)

Simberi Island Oxide Gold Deposits – Location Map

[GRAPHIC OF MAP]

Yours faithfully,

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to the Sorowar Oxide Gold Resources is based on information compiled by Mr S Godfrey who is employed by Golder Associates and who is a fellow/member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

Mr Godfrey consents to the inclusion in this Announcement of the material based on this information in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to exploration results, mineral resources or ore reserves, together with any related assessments and interpretations, has been approved for release by Mr. J. J. Moore, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company Mr Moore has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:
Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).